
06015375

News Release

COSL's Philippine Well Cementing Operations Team Receives

COSL received a letter of compliment from the Philippine National Oil Corporate (PNOC) recently. In the letter, PNOC highly approves of the Company's well cementing operations team in the Philippines. Below is the full text of the letter:

Our Company, the Philippine National Oil Corporate (PNOC), expresses our compliments and appreciation to the COSL-EPI (consortium) onsite well cementing team currently operating at drilling sites no. 5, 8 and 12, for their excellent performances.

At the same time, we would like to express our appreciation to the entire well cementing project team! Since the project team's arrival to Manila on 4 February 2006, from the mobilization of well cementing facilities to the setting up of operations, they have overcome difficulties that have been most challenging to others. They have ensured the smooth operation of the project and have achieved excellent results. The PNOC-EDC division of our Company is now preparing for a geothermal well cementing project in Kenya, and in this regard we are most willing to invite COSL to participate in the project with our Company.

Lastly, on behalf of the PNOC-EDC, I would like to restate our deepest appreciation to the project team, and I look forward to our successful cooperation in all future projects.

Mr. Zhong Hua, Executive Vice President and CFO of the Company, said, "We are grateful to PNOC for their high approval of the Company's well cementing services, and the Company will continue to work hard to deliver services of better quality. At the same time, the Company is willing to join our clients to develop, explore new markets and progress together, and attain better results amongst competition in the offshore market."

Enclosed: Background Information on the Philippine Well Cementing Contract

(28 December, 2005 – Beijing) China Oilfield Services Limited ("COSL" or the "Company"; Stock code: 2883HK.) is pleased to announce that it has signed a two-year geothermal well cementing services contract with Philippine National Oil Corporate ("PNOC"). Mr. PAUL A.AQUINO, CEO and President of PNOC attended the signing ceremony for the agreement.

As COSL has always been providing quality cementing services to its clients, the Company successfully won the bid among competitions with other international peers. The development plan of the geothermal well cementing services contract in the Philippines includes 28 wells. The total amount of the two-year contract is approximately US$3.7 million and the drilling operation is expected to

commence in March 2006. According to the terms of the contract, COSL will provide PNOC with facilities, tools, manpower and technical support in order to help PNOC to extract geothermal energy for power generation.

Mr. Yuan Guangyu, CEO and President of COSL, said, "International expansion strategy has always been one of the four strategies embraced by the Company upon listing. Recently, apart from the new drilling contracts we obtained in Myanmar and Australia, we have also secured more and more international services contracts in other business segments. This contract signifies an important breakthrough for COSL's cementing services in the overseas market. We would like to thank PNOC for the recognition of our service quality. Looking ahead, we will further enhance our service quality, in order to win more contracts from our new and existing customers."